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03032395

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mount Burgess Gold Mining

*CURRENT ADDRESS

PROCESSED

OCT 07 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1235 FISCAL YEAR 6-30-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/1/03

MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476



Annual Report 2003

Company Particulars

Directors:	NIGEL RAYMOND FORRESTER, FCA (Chairman and Managing Director)
	JEFFREY JOHN MOORE BAppSc(Geol), MAusIMM
	GODFREY EDWARD TAYLOR, LL B
	RONALD WILLIAM O'REGAN
Joint Secretaries:	JAN FORRESTER
	DEAN ANGELO SCARPAROLO, CPA
Registered Office:	Level 5, 178 St. Georges Terrace, Perth, Western Australia, 6000.
	Telephone: ++61 89322 6311 Facsimile: ++61 89322 4607 Email: mtb@mountburgess.com Website: www.mountburgess.com
Share Registry:	Advanced Share Registry Services, 7th Floor, 200 Adelaide Terrace, Perth, Western Australia, 6000. Telephone: ++61 89221 7288 Facsimile: ++61 89221 7869
Auditors:	Deloitte Touche Tohmatsu, 16th Floor, Central Park, 152-158 St. Georges Terrace, Perth, Western Australia, 6000.
Bankers:	Australia and New Zealand Banking Group Ltd, 77 St. Georges Terrace, Perth, Western Australia, 6000.

Mount Burgess Mining N.L. is a listed public company, incorporated in Australia.

Address by the Chairman

It is my pleasure to present to you this annual report for the year to 30 June 2003.

During the year the Company undertook a re-evaluation of its Telfer project in Western Australia. The outcome of this re-evaluation has determined that the potential for discovering any resource akin to the Telfer Deeps style of mineralisation is most likely to be found at the East Thompson's Dome Prospect. The Company believes that whilst a very small but very high grade near surface resource exists at East Thompson's Dome, sufficient work has been conducted to date to negate the potential for the discovery of a significant near-surface open cut resource. However, it is believed that the potential for a resource similar to the Telfer Deeps style of mineralisation still exists at depth.

At Tim's Dome Prospect the Company believes that potential exists for stockwork type gold mineralisation in a similar geological setting to that which exists at Newcrest's Telfer Main Dome.

At Perrinvale, a gold and basemetals exploration project west of Menzies in Western Australia in which the Company is earning equity from Heron Resources Ltd, the Company commenced negotiations with various Native Title Parties in an effort to consolidate the ground holding in the area. The Company believes that once tenements which have been applied for and are now subject to Native Title negotiations can be consolidated with tenements already granted, a much more effective exploration effort can be applied.

In Namibia, at the Tsumkwe Diamond Exploration Project, a significant amount of this years exploration budget was applied to conducting ground gravity surveys. Whilst several gravity anomalies were generated none of them proved to be kimberlites when drill tested. More recent geomorphological work which has been specifically directed at trying to determine the source area of the G10 garnets and macro diamonds found within the project, is tending to confirm a potential source area in the eastern regions of the project. The potential for the discovery of another kimberlite within the Gura area, where the Company has found three kimberlites to date, is demonstrated by the results the Company announced in its June 2003 quarterly report. A significant number of very fresh pyrope garnets were found in a drillhole drilled to the east of and up slope from the Gura kimberlite. The fact that these garnets did not show any signs of wear indicates that they must have shed from a kimberlite within close proximity to the drillhole.

On the eastern side of the tenement area, within proximity of the Namibia/Botswana border, the Company has obtained some very encouraging basemetals results from a geochemical sampling programme. These are currently in the process of being followed up.

Of particular note is the fact that on the Botswana side of the border from where these basemetals results were obtained, the Company has recently been granted Prospecting Licence P69/2003 for base and precious metals. This area in Botswana has previously been explored by Billiton Botswana (Pty) Ltd. Billiton obtained some very encouraging results and in its final report of July 1983 stated that the results suggested that there is potential for a large zinc/lead deposit.

During the year much exposure and debate has been given to the recently recommended Corporate Governance Principles. Under ASX Listing Rule 4.10, the Company will be required to disclose in its annual report for the year to 30 June 2004, the extent to which it has adopted the recommended principles. Further, companies have been encouraged to report in this annual report the extent to which the recommended principles have been adopted. Because of the impact of these principles, particularly on smaller companies and the time required to implement them in an effective manner, the Company is still in the process of determining how best to adopt some of the principles.

The Board of the Company frequently reviews its composition, with the intention that it should comprise members best able to direct the Company to achieve its objectives. Given the present size of the Company, it is unlikely to adopt the new principles in their entirety in this regard.

If the Company was to immediately adopt the new principles in their entirety, it would probably require the appointment of an additional two or three non-executive directors. From a purely commercial point of view, this would not be in the best interests of the Company.

Finally, I should like to take this opportunity to thank the other Board members and Company employees for their commitment during the year.

N R FORRESTER

CHAIRMAN

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at Rydges Perth, Cnr Hay and King Street, Perth, Western Australia at 10.30 a.m. on Friday 10th October 2003.

BUSINESS

Resolution 1. **Financial report and directors' and audit reports**

To receive and consider the financial report, including the directors' declaration, for the year ended 30 June 2003 and the related directors' report and audit report.

Resolution 2. **Rotation/Re-election of Directors**

To consider and, if thought fit, pass the following as an ordinary resolution:

"that Mr Ronald William O'Regan, who retires by rotation in accordance with Clause 13.3 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company."

Resolution 3. **Approval of Share Placement announced on 16 April 2003**

To consider and, if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 16 April 2003 of 5,500,000 ordinary shares, which rank parri passu with existing shares, to Citicorp Nominees at a value of $0.07 per share to raise the Company $385,000 be approved."

Funds from the placement to be applied to geophysical programmes, drilling and working capital.

(The Company will disregard any votes cast on the resolution by Citicorp Nominees and their associates. However, the Company need not disregard a vote if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.)

Resolution 4. **Approval of Share Placement announced on 1 August 2003.**

To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 1 August 2003, of 5,000,000 ordinary shares, which rank parri passu with existing shares, to:

Commonwealth Custodial Services Limited	1,700,000 shares
Citicorp Nominees	3,300,000 shares

at a value of $0.08 per share to raise the Company $400,000 be approved."

Funds from the placement to be applied to geophysical programmes, drilling and working capital.

(The Company will disregard any votes cast on the resolution by Commonwealth Custodial Services Ltd and Citicorp Nominees and their associates. However, the Company need not disregard a vote if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.)

.../2

Any Other Business

Voting Entitlement

The Board has determined that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members as at 5 p.m. on Wednesday, 8 October 2003.

Proxies

A Proxy Form accompanies this notice and to be effective must be received at the: Company's Registered Office:

Level 5, 178 St. Georges Terrace,
Perth, Western Australia

or faxed to the Company on + + 61 8 9322 4607 no later than 10.30 a.m. on Wednesday 8 October 2003.

By order of the Board of Directors

Dated this 8th day of September 2003.

MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

Proxy Form

6051 MTB00000129

CLAIRE ALEXANDRA FORRESTER
25 MELVILLE BEACH ROAD
APPLECROSS WA 6153

Please return to:
Company Secretary,
C/o Advanced Share Registry Services,
P O Box 6283,
East Perth, Western Australia 6892
or
Level 7, 200 Adelaide Terrace, Perth;
Western Australia, 6000

For the Annual General Meeting of the Company to be held at Rydges Perth, Cnr Hay and King Street, Perth, Western Australia, on Friday 10 October 2003 at 10.30am.

I/We ____

of ____

being a Member/Members of Mount Burgess Mining N.L. hereby appoint

____

or failing him/her, the Chairman of the Company as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 10.30am on Friday 10 October 2003 at Rydges Perth, Cnr Hay and King Streets, Perth, Western Australia and at any adjournment thereof.

The Chairman intends to vote for the resolutions with respect to all undirected proxies given to him.

If you **do not** wish to direct your proxy how to vote, please place a mark in the box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

ITEM OF BUSINESS

Resolution Number	For	Against
1. Financial report and directors' and audit reports.	☐	☐
2. Re-election of Mr Ronald William O'Regan	☐	☐
3. Approval of Share Placement announced on 16 April 2003	☐	☐
4. Approval of Share Placement announced on 1 August 2003	☐	☐

See over for signing instructions.

This form must be signed by the member (in the case of a body corporate in the manner authorised by Section 127 (1) or (2) of the Corporations Law) or by an attorney of the member, as follows:

Shareholder's Telephone Number :	Shareholder's Fax Number :
Signature Of Shareholder(s) (All joint holders must sign)	**Companies Only** Executed in accordance with the Company's Constitution and the Corporations Law.
✘ ______________ Signature Date	✘ ______________ Sole Director and Sole Secretary Date
✘ ______________ Signature Date	✘ ______________ Director Date Secretary Date
✘ ______________ Signature Date	✘ ______________ Director Date Director Date
Note: If signed under Power of Attorney, a Certified Copy of the relevant Power of Attorney document must be exhibited to the Registry. The Attorney declares that he/she has had no notice of revocation of the Power of Attorney.	

NOTES

A Shareholder of a Company who is entitled to attend and cast a vote at a meeting of the Company's members may appoint a person as the Shareholder's proxy to attend and vote for the Shareholder at the meeting.

The appointment may specify the proportion or number of votes that the proxy may exercise.

Each Shareholder may appoint a proxy. If the Shareholder is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies. If the Shareholder appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

An instrument appointing a proxy:

(i) shall be in writing under the hand of the appointor or of his attorney, or, if the appointor is a corporation, either under seal or under the hand of a duly authorised officer or attorney;

(ii) may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument;

(iii) shall be deemed to confer authority to demand or join in demanding a poll;

(iv) shall not be valid unless the original instrument and the power of attorney or other authority (if any) under which the instrument is signed (duly stamped where necessary) or a copy or facsimile which appears on its face to be an authentic copy of that proxy, power or authority, is or are deposited at or sent by facsimile transmission to the Registered Office, or deposited at or sent by facsimile transmission to such other place as is specified for that purpose in the notice convening the general meeting, no later than 48 hours prior to the time of the commencement of the general meeting in the place that the general meeting is being convened (or the resumption thereof if the general meeting is adjourned.)


N
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S
LOCATION MAP
4km
Tim's
Dome
East Thompson's
Dome
Telfer
Gold Mine
DAVE'S GOSSAN
TE
T1 VEIN
YDD004
THOMPSON'S DOME
NTR 31
FOLD CLOSURE
EAST THOMPSON'S DOME
TIM'S DOME
TIM'S DOME
MAIN ROAD
LEGEND
Lineament
Lithological Contact - accurate
- approx
Fold axis - anticlinal
Fold axis - synclinal
Quartz - vein
- float
Diamond drillhole
Prospect location
Ground geophysics
Significant duricrust
Puntapunta Formation
Telfer Formation
Telfer Formation
Malu Quartzite
0 0.5 1 2
kilometres
MOUNT BURGESS MINING N.L.
TELFER GOLD AND BASEMETALS PROJECT
Project Location Map
showing
Interpreted Geology

TELFER

Pilbara Mineral Field, Western Australia

The Company currently holds equity in 25 granted and pending mineral tenements covering approximately 222 square kilometres within a 40 kilometre radius of Newcrest Mining's Telfer gold mine. The Telfer mine has produced in excess of five million ounces of gold since 1977 and has a current quoted resource of 26.2 million in-situ ounces of gold.

Mineralisation in the Telfer district mainly comprises low-grade bulk tonnage sheeted vein and stockwork quartz-pyrite-Au-Cu and stratabound Au-Cu systems.

The Company believes that the area has potential for the discovery of significant gold and basemetals mineralisation.

Isdell Joint Venture

(The Company 62%, Newmont Gold Exploration Pty Ltd 38%)

Included in the above 25 mineral tenements are 4 mining leases totalling approximately 37 square kilometres which are in joint venture (the Isdell Joint Venture) with Newmont Gold Exploration Pty Ltd. The Company is the operator of this joint venture.

East Thompson's Dome (Isdell Joint Venture)

This dome is defined by an eight kilometre long double plunging antiform situated 10 kilometres north west of the Telfer mine with lithologies equivalent to those occurring at the Telfer Main Dome.

Recent studies have concluded that the dome has many similarities to the Telfer Main Dome with potential to host Telfer style mineralisation. The Company is currently reviewing work completed by previous explorers and exploration targets associated with geological structures intercepting favourable lithological units.

The majority of historical drilling completed by previous explorers aimed at intercepting shallow reef style mineralisation on the flanks of the dome, with 80% of drilling completed being less than 50m depth. Prior to being taken over, Normandy Gold Exploration Pty Ltd completed four drillholes on the central eastern flank of the dome. Drilling intercepted a significant hydrothermal alteration system with close similarity to that present at Telfer Main Dome.

Due to the position and shallow depth of historical drilling significant prospective areas at East Thompson's Dome remain to be tested in similar lithological settings to that hosting the alteration system intercepted by Normandy Gold Exploration Pty Ltd.

Cane

The Cane prospect lies to the east of Tim's Dome and north of Newcrest's Thompson's Dome prospect. The prospect has a strong Au-Cu-Pb-Zn geochemical signature and shows some signs of gold depletion at the surface. Broad areas of low grade gold mineralisation have been recorded from RAB drilling and initial RC drill testing returned an intercept of 4 metres @ 3.8 g/t gold. Possible controls on the mineralisation have been determined and further RC drill testing is planned.

Tim's Dome (The Company 100%)

Tim's Dome is situated just 15 kilometres northwest of the Telfer Main Dome and hosts lithologies similar to those observed at the Telfer mine. Much alteration and extensive low grade gold mineralisation occurs for over four kilometres at Tim's Dome.

Recent re-evaluation of the Tim's Dome prospect, which has included determining structural controls of the gold mineralisation, conducting an induced polarisation geophysical programme and completing 550m of diamond drilling has resulted in the selection of specific areas to be targeted for further drill testing.

Pardu (The Company 100%)

Pardu covers the northwestern portion of the Kaliranu syncline. A regional aeromagnetic programme has highlighted several discrete, strongly magnetic anomalies coincident with the interpreted axial plane of the syncline. These targets are required to be drill tested.

TABLETOP

Pilbara Mineral Field, Western Australia
(The Company 100%)

The Tabletop project comprises six exploration licence applications, subject to Native Title objections, in an area underlain by the basement rocks of the Rudall Metamorphic Complex (RMC). The RMC has been identified by the Geological Survey of Western Australia as hosting a wide range of mineralisation including gold, basemetals, PGM's, rare earths, nickel, silver and uranium. The area is also considered by the Company to be prospective for diamonds.

Work cannot be conducted on any of these areas until Native Title objections have been lifted as a consequence of successful negotiations or determination.


N
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S
PERRINVALE PROJECT AREA
Excised
Metzke's Find
Excised
Lawrence Find
LEGEND
Fault / lineament
Au geochem anomaly
Application EPL
Granted EPL
Workings
Quartz - muscovite metasediment (quartzite)
Talc / carbonate - talc / chlorite, ex olivine cumulate
Tremolite - chlorite / pyroxenite
Dolerite / gabbro
Banded Iron Formation
Intermediate porphyry, feldspar - phyric
Actinolite - chlorite, high MgO basalt
Oligomictic conglomerate
Sandstone
Shale
Tuff
Conglomerate, volcanic derived
Proterozoic dyke
Granite
0
2.5
5
10
kilometres
MOUNT BURGESS MINING N.L.
PERRINVALE PROJECT
Interpreted Geology and Gold in Soil Geochemical Anomalies


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S
GULLEWA PROJECT AREA
Yalgoo Battery
E59/1018
YALGOO
YALGOO Greenstone Belt
Scuddles (Cu, Pb, Zn)
Golden Grove (Cu, Pb, Zn)
Minjar (Au)
SINGLETON Greenstone Belt
Tallering Peak (Fe)
LEGEND
Roads
Dolerite dyke
Banded Iron Formation / Chert
Major fault
Gold mine / deposit
Copper, Lead, Zinc mine / deposit
Industrial mineral mine / deposit
Rare earths deposit
Iron ore mine / deposit
Steel industry metal mine / deposit (Cr, Co, Mn, Nb, W, V)
Dolerite intrusive
Undifferentiated ultramafic
Ultramafic volcanic
Mafic volcanic
Amphibolite
Mafic intrusive
Mafic - Ultramafic layered intrusive
Sedimentary
Felsic volcanogenic sedimentary rocks
Felsic to intermediate volcanic
Granitoid Rock
0
5
10
20
kilometres
MOUNT BURGESS MINING N.L.
GULLEWA PROJECT
Regional Geology

PERRINVALE PROJECT

North Coolgardie Mineral Field, Western Australia
(The Company has the right to earn 70%)

The Perrinvale Project, located about 90 kilometres west of Menzies, is a joint venture with Heron Resources Limited covering about 120 kilometres of strike length of the Illaara Greenstone belt. The belt contains the historical gold workings of Lawrence Find and Metzke's Find and is considered prospective for both gold and basemetals.

Work undertaken by the Company to date includes acquisition and interpretation of aeromagnetic and Landsat 7 data, an orientation soil sampling programme and a subsequent geochemical sampling programme. A number of coherent greater than 10 ppb Au and greater than 100 ppm Cu in soil anomalies, as yet untested by drilling, occur within the joint venture tenements.

Preliminary interpretation of the aeromagnetic data has outlined a number of potential gold and basemetal targets, several of which are coincident with the surface geochemical anomalism. A select number of these targets will be drilled during the year.

During the year the Company has been working to negotiate a Native Title agreement in order to gain access to tenements within the project area. Numerous geochemical anomalies have been defined within the project area, some of which are yet to be fully defined due to proximity to lease boundaries where proposed work is yet to be completed pending grant.

Other Projects

During the reporting period title was granted for three exploration licences in two project areas.

Gullewa

(The Company 100%)

The tenement lies to the east of the Yalgoo townsite and is underlain by the Yalgoo-Singleton Greenstone belt. The project area has potential to host gold and basemetals mineralisation, being situated to the north of the Golden Grove-Scuddles basemetals mine and the nearby Minjar gold mine.

Much of the 75 sq km tenement area is covered by transported Tertiary and Quaternary material which effectively masks basement mineralisation. This cover material also presented a hindrance to historical minerals prospecting. Work completed by the Company has comprised a review of historical exploration with the aim of acquiring geophysical coverage and proposing geochemical sampling over prospective areas.

Mount Elvire

(The Company 100%)

The exploration licences total 378 sq km and are underlain by the Mount Elvire, South Elvire and Yerilgee greenstone belts. The project area is located approximately 200km north of Southern Cross and is prospective for gold mineralisation.

The Company has acquired airborne magnetic data and is reviewing historical exploration to assist with the planning of geochemical coverage over targets interpreted from the aeromagnetics.

TSUMKWE DIAMOND PROJECT

Namibia

The project is located in northeast Namibia adjoining the Namibia/Botswana border and covers some 7,800 sq kms held under nine exclusive prospecting licences (EPL's). Seven of the EPL's consisting of some 6,200 sq km are in joint venture where the Company owns 90% and Kimberlite Resources (Pty) Ltd owns 10%. The remaining two EPL's are owned 100% by the Company.

The project area is situated on the southern margin of the Congo-Angolan Craton where long-lived, stable pre-Damaran basement rocks provide favourable geological characteristics for the occurrence of diamondiferous kimberlites. Such kimberlite intrusions will likely provide the source for the surface discovery of six macrodiamonds and abundant G10/G9 garnets found in the project area to date.

The Company's belief that diamondiferous kimberlites exist in the project area has been strengthened by the discovery during 2001/2002 of three kimberlite intrusions in the Gura region. Although the Gura-kimberlites have not proven to be diamond-bearing, they provide a valuable exploration model to further the search for diamond-bearing kimberlites which may also be buried below the ubiquitous Kalahari "sand" cover present in the project area.

Exploration work carried out for diamonds during the year includes:

- Percussion drilling to assist with the interpretation of the basement geology from high-resolution aeromagnetic data, to test primary geophysical targets and to obtain kimberlitic indicator mineral samples from the base of the Kalahari Formation which covers the prospective basement horizon.
- Ground gravity surveys to assist with the recognition of primary kimberlite signatures and to define basement channels/scours for the targeting of sub-surface kimberlitic indicator mineral dispersion.



N
W
E
S
21°E
Sikereti
Kimberlites
EPL 3021
EPL 2819
EPL 2817
Dyke Group
Dyke Group
EPL 3020
EPL 2012
EPL 2818
Tsumkwe
Diamond Corridor
Gura 1
Nxa-on
EPL 3019
EPL 3022
Basemetals Corridor
NAMIBIA
BOTSWANA
EPL 2014
20°N

LEGEND

- Diamond discovered in surface loam sampling
- Kimberlite
- High priority primary diamond source target areas
- Possible Permian primary diamond source provenance
- Permo-Carboniferous fluvioglacial gravels
- Structural hinge
- Major fault
- Mount Burgess EPL's 100%
- Tsumkwe JV EPL's (MTB 90% / Kimberlite Resources 10%)
- Aha basemetals soil geochemical sampling area
- Karoo Sequence volcanics / sediments
- Damaran Sequence carbonates / quartzites
- Grootfontein Metamorphic Complex
- Granitoid

0 5 10 20
kilometres



TSUMKWE PROJECT AREA
CRATON
CRATON

MOUNT BURGESS MINING N.L.

TSUMKWE PROJECT

Pre-Kalahari Formation Geological Interpretation showing likely Kimberlite Source Target Areas and Basemetals Geochemical Sampling Area



Basemetals in soil geochemical sampling - Aha Hills.



Geomorphologist Dr Richard Russell inspecting percussion drill cuttings.



Deflation lag loam sampling - Tsumkwe.



Wet screening percussion drill samples.



Daily base station calibration of gravity and GPS instrumentation.



Optical sorting and classification of kimberlitic indicator minerals.



Rehabilitation of drill access routes with the Company's four-wheel drive tractor.

- Loam or deflation lag sampling to define discrete surface kimberlitic indicator mineral anomalies which may be sourced from kimberlite intrusions.
- Electron microprobe analysis of surface and sub-surface indicator mineral grains to better determine which anomalies are most likely to be sourced from diamondiferous kimberlites.

Basemetals

In the southern part of the project area, the Congo-Angolan Craton is bordered by Proterozoic-aged carbonate rocks belonging to the Damaran Oroganic Belt. The Company has identified a fault-controlled sub-basin near the Namibia/ Botswana border which is characterised by carbonate rocks belonging to the Otavi Group or Northern Platform sequence, similar to those rocks which host about 600 Mississippi Valley Type ("MVT") ore deposits and occurrences elsewhere in Namibia (Piranjo, 1998).

The most famous and largest of these types in Namibia are the Tsumeb, Kombat, Berg Aukas and Abenab polymetallic deposits in the Otavi Mountain Land. Research into previous prospecting and drilling activities for basemetals mineralisation in the Botswana portion of the sub-basin demonstrate that the basin is particularly prospective for zinc, lead and silver mineralisation.

The Company has prioritised a 15 km east-west by 20 km north-south area in the south-eastern portion of the project area which is being tested for carbonate-hosted basemetals mineralisation by a 2,800 sample soil geochemistry programme. Initial results from this work confirm that the mineralised corridor previously identified in Botswana continues westwards into Namibia, underscoring the Company's view that the region holds excellent potential for the discovery of a new basemetals province.

All information in the Projects' Report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, BAppSc(Geol), MAusIMM, a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

Directors' Report

as at 30 June 2003

The Directors of Mount Burgess Mining N.L. submit herewith the annual financial report for the financial year ended 30 June 2003. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

The Directors of the Company in office during and since the end of the financial year are:

- Nigel Raymond Forrester (Chairman and Managing Director)
- Jeffrey John Moore
- Godfrey Edward Taylor
- Ronald William O'Regan

REVIEW OF OPERATIONS

The consolidated entity continued exploration throughout the year. A full review of operations is outlined on pages 3 to 10.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the financial year were gold, diamond and basemetals exploration. The consolidated entity has not changed its activities.

CHANGES IN STATE OF AFFAIRS

During the year there were no significant changes in the state of affairs of the consolidated entity.

DIVIDENDS

The Directors do not recommend the payment of a dividend and no dividend has been paid or declared since the end of the previous financial year.

FUTURE DEVELOPMENTS

The consolidated entity will be continuing exploration on the various projects that it has committed to as outlined in the Projects Section of this report.

CORPORATE GOVERNANCE POLICY

The Company is in the process of determining how best to adopt the recently recommended changes to the Corporate Governance Principles.

However, in this regard, the Board of Directors of Mount Burgess Mining N.L. is responsible for the corporate governance of the Company. The Board monitors the business and affairs of Mount Burgess Mining N.L. and its subsidiaries on behalf of the shareholders by whom they are elected and to whom they are accountable.

Because the Company is an exploration company and because of the size of the Company, no separate committees of the Board of Directors, including any audit committee, nomination committee or remuneration committee exist at the date of this report. Any matters to be dealt with by a committee are dealt with by the four Directors who currently comprise the Board.

The following formalises the main corporate governance practices established to ensure the Board is well equipped to discharge its responsibilities.

Structure of the Board

The structure of the Board shall be determined in accordance with the following principles and guidelines:

- The Board must comprise a minimum of three Directors, which can be expanded in accordance with the growth of the Company and the variability of expertise as required.
- The Board currently endeavours to maintain equal representation between executive and non-executive Directors. However, because of the size of the Company, a majority of executive Directors may occur where the direction of the Company requires additional executive expertise. For commercial reasons, the Company will not necessarily appoint additional non-executive directors simply for the purpose of complementing additional executive Directors.

The Board will review its composition on a continual basis to ensure that it comprises sufficient members to achieve its purpose and direction of the Company and that its members have the expertise and experience in their field, relevant to that purpose and the direction of the Company.

The performance of all Directors will be reviewed by the Chairman continuously. Directors whose performance is unsatisfactory will be asked to retire.

Independent Professional Advice

Each Director will have the right to seek independent professional advice at the Company's expense. However, prior approval by the Chairman will be required, which will not be unreasonably withheld.

Remuneration

The Board will review the remuneration packages and policies applicable to the executive Directors, senior executives and non-executive Directors on an annual basis. Remuneration levels will be competitively set to attract the most qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages.

Ethical Standards

The Board's policy requires that the conduct of Directors and management be of the highest ethical standard. All Directors and Employees will be expected to act with integrity and objectivity, striving at all times to enhance the reputation and performance of the corporate entity.

Financial Reporting

The Managing Director and Chief Financial Officer of the Company undertake upon the presentation of financial reports that to the best of their knowledge they represent a true and fair view and comply with the relevant accounting standards and ASX requirements.

Timely and Balanced Disclosure

As an exploration company, the Company adopts the policy of strict adherence to the ASX Listing Rules in respect of timely and continuous disclosure requirements.

Trading in the Company's Securities by Directors and Employees of the Company

The Company's policy in relation to trading in the Company's securities requires that prior to the placing of any intended order by any director or employee of the Company, confirmation should be sought from either the Managing Director or Company Secretary regarding any imminent Stock Exchange releases for the purpose of keeping the market fully informed.

In the event of an imminent Stock Exchange release or in the event that the Company is awaiting confirmation of information to determine whether or not a release should be made, any employee or director of the Company intending to place an order to trade in the Company's securities will be advised not to do so until any imminent or required release has been made.

These conditions will not apply to unfulfilled orders that were placed by directors or employees in acceptable circumstances.

Rights of Shareholders

The Company's auditors will be available at the Company's Annual General Meeting to answer any shareholder queries relating to the audit of the Company's annual report.

Business Risk

The Board will monitor and receive advice on areas of operational and financial risk and consider strategies for appropriate risk management arrangements.

Specific areas of risk which were initially identified and which will be regularly considered at Board Meetings include foreign currency and commodities price fluctuations, performance of activities, human resources and the environment.

INFORMATION ON DIRECTORS

NIGEL RAYMOND FORRESTER, F.C.A. (Chairman and Managing Director)

Mr Forrester is a Fellow of the Institute of Chartered Accountants in England and Wales and also a Fellow of the Institute of Chartered Accountants in Australia. He has been involved in the exploration and mining industry over the past twenty five years. Mr Forrester is one of the original shareholders of the Company which he floated in 1985.

JEFFREY JOHN MOORE, B.App.Sc.(Geol.), M.Aus.I.M.M. (Executive Director Exploration)

Mr Moore graduated as a geologist from Curtin University of Western Australia in 1984. Prior to qualifying, he had been involved in the exploration industry in Western Australia for some seven years. Since qualifying, he spent two years as a consulting geologist then joined the Company in 1986 and has had a significant influence in involving the Company with its current projects.

GODFREY EDWARD TAYLOR, LL B (Non-executive Director)

Mr Taylor, who was appointed to the Board on 2 July 1999, graduated in law from the University of Western Australia in 1968 and was admitted to practice in 1970. He has been practising law for about 30 years and specialises in commercial and corporate law. Mr Taylor and his family were original shareholders in the Company and have been shareholders throughout its existence.

RONALD WILLIAM O'REGAN (Non-executive Director)

Mr O'Regan was appointed to the Board on 31 July 2000. Having established a career in stockbroking, he joined Astaire & Partners, a firm of London stockbrokers in 1968. He became a member of the London Stock Exchange in the 1970s and was appointed to the Board of Astaire & Partners in 1987.

DIRECTORS' MEETINGS

Ten board meetings were held during the year. Messrs Forrester, Moore, Taylor and O'Regan attended all ten board meetings held during the year.

DIRECTORS' AND EXECUTIVES' REMUNERATION

Remuneration packages contain the following key elements:

(a) Salary/fees (including long service leave and annual leave accrued).

(b) Benefits – including superannuation and motor vehicle benefits.

The following table discloses the remuneration of the directors of the Company and the highest remunerated executives of the Company.

Name Office Held	Salary/Fees $	Benefits $	Total $
N R Forrester Executive Director	188,780	20,585	209,365
J J Moore Executive Director	141,809	15,829	157,638
G E Taylor Non-Executive Director	20,000	–	20,000
R O'Regan Non-Executive Director	20,000	–	20,000

Other than disclosed above, there were no executive officers employed by the Company during the financial year.

DIRECTORS' SHAREHOLDINGS AND OPTION HOLDINGS IN THE COMPANY

As at the date of this report:-

Director	Fully Paid Ordinary Shares	Unlisted Options**
N R Forrester and/or associates	11,848,346	750,000
J J Moore and/or associates	750,000	500,000
G E Taylor and/or associates	2,247,339	500,000
R W O'Regan and/or associates	3,350,000	500,000
TOTAL	18,195,685	2,250,000

**All the above 2,250,000 options were issued during the 2001 financial year.

As at the date of this report and the option issue date, Mount Burgess Mining N.L.'s share price was below the exercise price of 25 cents. Using the Black-Scholes model the value assigned to these options is nil.

SHARE OPTIONS

Plan A

On 2 October 1996, a Share Option plan (Plan A) was introduced for the issue of up to 2,000,000 Options to eligible employees, under the following terms and conditions:

(1) no amount is payable on the issue of the Options;

(2) the Options shall not be transferred or assigned by the holder provided that the holder shall be at liberty at any time to transfer all or any of his or her Options to his or her wife or husband respectively or to a proprietary limited company all the issued shares of which are beneficially owned by the holder and his or her wife or husband or to any other nominee of the Eligible Employee, provided that any such transferee first undertakes to the Company, in a deed, not to transfer or assign such Options until such time as they are exercised;

(3) each Option will entitle the holder to subscribe for one share at an exercise price of 25¢;

(4) the Options expire at 5.00pm on 31 December of the year three (3) years from the year of issue;

(5) the Options are exercisable wholly or in part by forwarding to the Company an "Option Exercise Form", accompanied by payment of the exercise price of 25¢ per option;

(6) the Options are exercisable at any time on or prior to the Expiry Date;

(7) there are no participating rights or entitlements inherent in the Options and holders will not participate in any new issue of capital offered to shareholders during the currency of the options;

(8) shares issued on the exercise of Options will rank pari passu with the then existing ordinary share capital;

(9) an Option's terms must not prevent the Option being reorganised as required by the Listing Rules on a reorganisation of capital;

(10) the Company shall allot the Options and deliver the certificates relating to the Options to the Eligible Employee within ten (10) business days of the Application Date.

Status of the Options

Any options issued under this plan will not be listed on the Australian Stock Exchange Limited for official quotation.

Only upon exercise of the options issued under the plan will the Company make application to the Australian Stock Exchange Limited for the quotation of the shares issued pursuant to the exercise of the options.

A total of 900,000 options with an expiry date of 31 December 2002 were issued under this plan. These options were not exercised and have therefore lapsed. Plan A is therefore no longer in existence.

Further details of the Share Option Plan are disclosed in Note 14 to the financial statements.

Plan B

On 21 September 2000, an Option Plan was introduced for the issue of options which in total shall not exceed 5% of the Issued Share Capital of the Company. The plan was introduced for the benefit of all eligible employees under the following terms and conditions.

(1) the Options shall be granted at an issue price of $0.00;

(2) the Options shall not be transferred or assigned by the holder provided that the holder shall be at liberty at any time to transfer all or any of his or her Options at any time to his or her wife or husband or to a proprietary limited company all the issued shares of which are beneficially owned by the holder and his or her wife or husband or to any other nominee of the Eligible Employee provided that any such transferee first undertakes to the Company in a deed not to transfer or assign such Options until such time as they are exercised;

(3) each Option will entitle the holder to subscribe for one share at the Exercise Price;

(4) the Options expire at 5.00pm on 31 December of the year five years (5) from the year of grant;

(5) the Options are exercisable wholly or in part by forwarding to the Company an "Option Exercise Form" of a kind attached to this plan, accompanied by payment of the Exercise Price;

(6) the Options are exercisable at any time on or prior to the Expiry Date;

(7) there are no participating rights or entitlements inherent in the Options and holders will not participate in any new issue of capital offered to shareholders of the Company during the currency of the Options;

(8) shares issued on the exercise of Options will rank parri passu with the then existing ordinary share capital;

(9) (i) in the event of any reorganisation of capital of the Company, the rights of the option holder will be changed to the extent necessary to comply with the Listing Rules applying to the reorganisation of capital at the time of reorganisation; and

(ii) (subject to the provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) in all other respects the terms for the exercise of Options shall remain unchanged; and

(10) the Company shall grant the Options and deliver the certificates relating to the Options to the Eligible Employee within ten (10) business days of the Application Date.

Status of the Options

Any Options issued under this plan will not be listed on the Australian Stock Exchange Limited for official quotation.

Only upon exercise of the Options issued under the plan will the Company make application to the Australian Stock Exchange Limited for the quotation of the shares issued pursuant to the exercise of the Options.

A total of 2,750,000 Options with an expiry date of 31 December 2005 have been issued under this plan of which 300,000 have been cancelled and 200,000 have lapsed. A balance of 2,250,000 Options remains. None of these Options have yet been exercised.

A total of 1,400,000 Options with an expiry date of 31 December 2006 were issued under this plan, of which 50,000 were cancelled. A balance of 1,350,000 Options remains. None of these Options have yet been exercised.

A total of 300,000 Options with an expiry date of 31 December 2007 were issued under this plan. None of these Options have yet been exercised.

Further details of the Share Option Plan are disclosed in Note 14 to the financial statements.

INDEMNIFICATION OF OFFICERS AND AUDITORS

During or since the end of the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of any contract insuring against a liability incurred by an officer or auditor.

ENVIRONMENTAL REGULATIONS

The Board is committed to environmental best practice in its operations and ensures full compliance with all statutory environmental regulations and guidelines.

SUBSEQUENT EVENTS

No matters or circumstances of which the Directors are aware, other than those referred to in the financial statements or notes thereto, have arisen since the end of the year which significantly affect, or may significantly affect, the operations, results or state of affairs of the consolidated entity in financial years after the financial year, other than as follows:

On 31 July 2003, the Company completed a placement of 5,000,000 fully paid ordinary shares to raise $400,000. The placement was at an issue price of $0.08 per share. The financial effect of the above transaction has not been brought to account at 30 June 2003.

Since 30 June 2003, the Company has sold investments realising $123,500 to give a gain on sale of $111,150. These sales have decreased the carrying value of investments by $12,350. The financial effect of the above transaction has not been brought to account at 30 June 2003.

On behalf of Directors

N R Forrester
CHAIRMAN AND MANAGING DIRECTOR

SIGNED at Perth this 2nd day of September 2003 in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

Statement of Financial Performance

	Notes	Consolidated		Company	
		2003	2002	2003	2002
		$	$	$	$
Revenue from ordinary activities		307,997	197,453	305,505	197,089
Administration expenses		(809,583)	(946,525)	(781,737)	(892,572)
Borrowing costs		(5,308)	(1,319)	(5,308)	(1,319)
Exploration interests written off		(559,211)	(2,131,336)	(559,211)	(2,131,336)
Other expenses from ordinary activities		(66,035)	(37,988)	(66,035)	(37,988)
Loss from ordinary activities	2	(1,132,140)	(2,919,715)	(1,106,786)	(2,866,126)
Income tax expense from ordinary activities	4	–	–	–	–
Loss from ordinary activities after related income tax expense		(1,132,140)	(2,919,715)	(1,106,786)	(2,866,126)
Net Loss		(1,132,140)	(2,919,715)	(1,106,786)	(2,866,126)
Total changes in equity other than those resulting from transactions with owners as owners		(1,132,140)	(2,919,715)	(1,106,786)	(2,866,126)
Basic Earnings per Share (cents per share)	17	(1.10)	(2.88)		
Diluted Earnings per Share (cents per share)	17	(1.10)	(2.88)		

Statement of Financial Position

as at 30 June 2003

	Notes	Consolidated		Company	
		2003	2002	2003	2002
		$	$	$	$
CURRENT ASSETS					
Cash assets		360,993	2,803,527	324,142	2,742,585
Receivables	5	37,909	101,159	4,008	13,369
Other	6	–	927	–	–
TOTAL CURRENT ASSETS		398,902	2,905,613	328,150	2,755,954
NON CURRENT ASSETS					
Other financal assets	7	15,550	40,000	5,919,715	4,016,092
Plant and equipment	8	153,917	290,011	118,675	194,987
Exploration interests	9	8,423,764	6,556,060	2,635,671	2,843,905
TOTAL NON CURRENT ASSETS		8,593,231	6,886,071	8,674,061	7,054,984
TOTAL ASSETS		8,992,133	9,791,684	9,002,211	9,810,938
CURRENT LIABILITIES					
Payables	10	224,897	237,128	153,630	200,391
Interest bearing liabilities	11	17,388	16,038	17,388	16,038
Provisions	12	42,513	66,656	42,513	66,656
TOTAL CURRENT LIABILITIES		284,798	319,822	213,531	283,085
NON CURRENT LIABILITIES					
Interest bearing liabilities	13	52,559	69,946	52,559	69,946
TOTAL NON CURRENT LIABILITIES		52,559	69,946	52,559	69,946
TOTAL LIABILITIES		337,357	389,768	266,090	353,031
NET ASSETS		8,654,776	9,401,916	8,736,121	9,457,907
EQUITY					
Contributed equity	14	25,006,945	24,621,945	25,006,945	24,621,945
Reserves	15	109,972	109,972	109,972	109,972
		25,116,917	24,731,917	25,116,917	24,731,917
Accumulated losses	16	(16,462,141)	(15,330,001)	(16,380,796)	(15,274,010)
TOTAL EQUITY		8,654,776	9,401,916	8,736,121	9,457,907

The notes to the financial statements are included on pages 15 to 32.

Statement of Cash Flows

	Notes	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Cash flows from operating activities					
Payments to suppliers and employees		(816,857)	(936,803)	(788,631)	(871,218)
Interest and bill discounts received		68,278	212,575	65,786	212,212
Interest and other costs of finance paid		(5,308)	(1,319)	(5,308)	(1,319)
Net cash used in operating activities	28(b)	(753,887)	(725,547)	(728,153)	(660,325)
Cash flows from investing activities					
Proceeds from sale of plant and equipment		–	4,495	–	4,495
Proceeds from sale of investments		244,500	–	244,500	–
Payment for plant and equipment		(7,094)	(127,557)	(2,818)	(27,565)
Exploration, development and evaluation expenditure		(2,295,819)	(2,429,216)	(1,537,933)	(693,676)
Amounts advanced to wholly owned controlled entity		–	–	(763,805)	(1,902,289)
Net cash used in investing activities		(2,058,413)	(2,552,278)	(2,060,056)	(2,619,035)
Cash flows from financing activities					
Proceeds from issues of equity securities		385,000	–	385,000	–
Repayment of lease liabilities		(16,037)	(15,014)	(16,037)	(15,014)
Net cash (used in)/provided by financing activities		368,963	(15,014)	368,963	(15,014)
Net decrease in cash held		(2,443,337)	(3,292,839)	(2,419,246)	(3,294,374)
Cash at the beginning of the financial year		2,803,527	6,099,450	2,742,585	6,036,959
Effects of exchange rate changes on the balance of cash held in foreign currencies		803	(3,084)	803	–
Cash at the end of the financial year	28(a)	360,993	2,803,527	324,142	2,742,585

The notes to the financial statements are included on pages 17 to 32.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated entity's general purpose financial report has been prepared in accordance with applicable Accounting Standards, the Corporations Act 2001, Urgent Issues Group Consensus Views and other requirements of the Law. It has been prepared in accordance with the historical cost convention. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted by the consolidated entity in the preparation of the general purpose financial report.

(a) Going Concern Basis

The financial statements have been prepared on the basis that the Company is a going concern, which contemplates the continuity of normal business activity, realisation of assets and the settlement of liabilities in the normal course of business.

If the Company chooses to maintain its current high level of exploration expenditure, it will have to raise additional capital. The Company has utilised this option in the past (refer to Note 27). If the Company does not raise additional capital in the short term it can continue as a going concern by substantially reducing exploration expenditure until funding is available and/or entering joint venture arrangements.

Further, the Company has the potential to earn future royalty revenue. The Company has a royalty deed with Sons of Gwalia Ltd that covers mining leases within which lies the Red October gold deposit. In terms of this deed the Company is entitled to 1.75% of the spot value of all gold sales (less refining costs, gold sales costs and any royalties paid to the government or Native Title parties) after the production of 160,000 ozs from these leases. To date some 107,000 ozs have been produced. The Red October resource base currently stands at 500,000 ozs. In its June 2003 Quarterly Report, Sons of Gwalia announced trial underground mining of a limited portion of the high grade Red October resource has been approved for commencement in the second half of the financial year. The trial mining would aim to validate tonnes and grade per vertical metre to allow further development of the deposit. The current project has the potential to mine 450,000 tonnes @ 10 g/t for approximately 150,000 ounces recovered. The major ore lodes still remain open at depth.

The Directors are of the opinion that the basis upon which the financial statements are prepared is appropriate in the circumstances. However, if the event were to arise where the Company could not rely upon its potential future royalty income, could not raise additional equity capital or reduce its current rate of exploration expenditure by entering into joint ventures in order to remain as a going concern, there is no certainty as to whether the Company could realise assets at the amounts as shown in the financial statements and extinguish liabilities in the normal course of business.

(b) Acquisition, Exploration and Development Expenditure

Acquisition, exploration and development costs are accumulated in respect of each separate area of interest. Such costs are carried forward where they are expected to be recouped through successful development and exploitation of the area of interest or where activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

The ultimate recoupment of costs related to areas of interest in the exploration and/or evaluation phase is dependent on the successful development and commercial exploitation or sale of the relevant areas.

Where development does proceed, such costs are written off against ore production proportionate to the number of tonnes of ore won which are relative to those costs.

Where it is decided to abandon an area of interest, costs carried forward in respect of that area are written off in full in the year in which the decision is taken.

Each area of interest is reviewed annually to determine whether costs should continue to be carried forward in respect of the area of interest.

(c) Income Tax

The consolidated entity adopts the liability method of tax effect accounting whereby the income tax expense in the profit and loss account is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to tax losses and expenditure benefits are not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. Income tax on net cumulative timing differences is set aside to provision for deferred income tax or future tax benefit accounts at current rates, where its realisation is beyond reasonable doubt.

(d) Non Current Assets - Plant and Equipment

The cost of each item of plant and equipment is written off over its estimated useful life. Depreciation is calculated on a diminishing value or straight line basis. Each items economic life has due regard to both its own physical limitations and to present assessments of economically recoverable resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The following estimated useful lives are used in the calculation of depreciation:

Plant, equipment and vehicles	2 - 15 years
Leased equipment and vehicles	3 - 5 years

(e) Recoverable Amount of Non Current Assets

Non current assets other than exploration interests are written down to recoverable amounts where the carrying value of any non current assets exceeds recoverable amount. In determining recoverable amounts of non current assets, the expected net cash flows have not been discounted to their present values.

(f) Leases

Leases of fixed assets other than operating leases, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company, are classified as finance leases. Finance leases are capitalised recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments for operating leases are charged as expenses in the periods in which they are incurred.

(g) Restoration, Rehabilitation and Environmental Costs

Restoration, rehabilitation and environmental expenditures are incurred as required during the production phase of operations. They are also accrued when the need for any additional future expenditures are required and then written off as part of the cost of production of the mine property concerned.

(h) Employee Entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and sick leave when it is probable that settlement will be required and is capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, sick leave, and other entitlements expected to be settled within 12 months, are measured at their nominal values.

(i) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(j) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(k) Financial Instruments issued by the Consolidated Entity

Debt and Equity Instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

(l) Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are brought to account in the Statement of Financial Performance in the period in which they arise except that:

(i) exchange differences which relate to assets under construction for future productive use are included in the cost of those assets; and

(ii) exchange differences on transactions entered into in order to hedge the purchase or sale of specific goods and services are deferred and included in the measurement of the purchase or sale.

(m) Revenue Recognition

Interest

Interest is recognised on an accruals basis in accordance with the terms of the relevant agreement.

Disposal of Assets

Revenue from the disposal of assets is recognised when the consolidated entity has passed control of the assets to the buyer.

(n) Joint Venture Operations

Interest in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to joint ventures and the share of any expenses incurred in relation to joint ventures in their respective classification categories.

(o) Other Financial Assets

Investments are recorded at lower of cost or net recoverable amount and dividend revenue is recognised on a receivable basis.

(p) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(q) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the economic entity, being the company (the parent entity) and its controlled entities as defined in accounting standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in Note 30 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the economic entity are eliminated in full.

	Consolidated		Company	
	2003	2002	2003	2002
	$	$	$	$
2 LOSS FROM ORDINARY ACTIVITIES				
Loss from ordinary activities before income tax expense includes the following items of revenue and expense:				
(a) Revenue from Operating Activities:				
Interest received – other entities	63,497	197,453	61,005	197,089
(b) Revenue from Non-Operating Activities:				
Proceeds from the sale of non current investments	244,500	–	244,500	–

		Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
2	**LOSS FROM ORDINARY ACTIVITIES *(cont.)***				
(c)	**Administration Expenses:**				
	Operating lease rental expense	47,088	42,292	47,088	42,292
	Net foreign exchange loss	12,008	19,831	807	1,471
	Salaries, wages and superannuation	528,212	505,674	528,212	505,674
	Operating lease outgoings	39,884	29,462	39,884	29,462
	Audit and tax	39,228	37,711	26,370	28,300
	Insurance	13,608	13,742	13,608	13,742
	Telephone and communications	21,946	22,273	21,946	22,273
	Share Registry	21,261	30,966	21,261	30,966
	Other	86,348	244,574	82,561	218,392
		809,583	946,525	781,737	892,572
(d)	**Borrowing Costs**	5,308	1,319	5,308	1,319
(e)	**Exploration interests written off**	559,211	2,131,336	559,211	2,131,336
(f)	**Other Expenses from Ordinary Activities:**				
	Depreciation of non current assets	22,929	30,090	22,929	30,090
	Amortisation of leased assets	18,656	7,898	18,656	7,898
	Written down value of investments sold	24,450	–	24,450	–
		66,035	37,988	66,035	37,988
3	**SALE OF ASSETS**				
	Sale of assets in the ordinary course of business have given rise to the following profits:				
	Investments	220,050	–	220,050	–
4	**INCOME TAX**				
(a)	**The prima facie income tax expense on pre-tax accounting income reconciles to the income tax expense in the accounts as follows:**				
	Operating (Loss)	(1,132,140)	(2,919,715)	(1,106,786)	(2,866,126)
	Income tax expense (benefit) calculated at 30% of operating loss	(339,642)	(875,914)	(332,036)	(859,838)
	Add/(Less) Tax effect of permanent differences:				
	Non-deductible Items				
	Timing Differences:	6,849	5,354	6,849	5,354
	Tax losses not brought to account as future income tax benefits	332,793	870,560	325,187	854,484
	Income tax expense (benefit) attributable to the operating loss	–	–	–	–

	Consolidated		Company	
	2003	2002	2003	2002
	$	$	$	$

4 INCOME TAX *(cont.)*

(b) **Future income tax benefits:**
Certain future income tax benefits have not been recognised as an asset:

Attributable to tax losses, the benefits of which are not virtually certain of realisation at 30%.

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Revenue	3,957,437	3,615,075	3,957,437	3,615,075

(c) **The taxation benefits will only be obtained if:**

(i) The consolidated entity derives assessable income of a nature and of amount sufficient to enable the benefit from the deductions to be realised,

(ii) The consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) There are no changes in tax legislation adversely affecting the consolidated entity in realising the benefit from the deductions.

5 CURRENT RECEIVABLES

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Trade receivables	429	11,286	429	9,061
VAT/GST recoverable	37,480	89,873	3,579	4,308
	37,909	101,159	4,008	13,369

6 OTHER CURRENT ASSETS

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Prepayments	–	927	–	–

7 OTHER NON CURRENT FINANCIAL ASSETS

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Investments				
Shares and options at cost (i)	77,750	200,000	77,750	200,000
Write down to recoverable amount	(62,200)	(160,000)	(62,200)	(160,000)
	15,550	40,000	15,550	40,000
Non-trade receivables from wholly owned controlled entity (ii)	–	–	5,904,165	3,976,092
	15,550	40,000	5,919,715	4,016,092

(i) The Company holds 3.1% (2002: 8.9%) of the ordinary share capital of Madagascar Resources N.L, an unlisted public mineral exploration company.

(ii) The recoverability of the receivables from the controlled entity is dependent on the successful development and economic exploitation of the controlled entity's exploration interest

8 PLANT & EQUIPMENT

	Plant, Equipment and vehicles $	Leased Equipment and vehicles $	Total $
Consolidated			
Gross Carrying Amount			
Balance as at 30 June 2002	642,921	115,601	758,522
Additions	7,095	–	7,095
Disposals	–	–	–
Balance as at 30 June 2003	650,016	115,601	765,617
Accumulated Depreciation/Amortisation			
Balance as at 30 June 2002	437,676	30,835	468,511
Depreciation	122,837	20,352	143,189
Disposals	–	–	–
Balance as at 30 June 2003	560,513	51,187	611,700
Net Book Value			
As at 30 June 2002	205,245	84,766	290,011
As at 30 June 2003	89,503	64,414	153,917
Company			
Gross Carrying Amount			
Balance as at 30 June 2002	516,636	115,601	632,237
Additions	2,818	–	2,818
Disposals	–	–	–
Balance as at 30 June 2003	519,454	115,601	635,055
Accumulated Depreciation/Amortisation			
Balance as at 30 June 2002	406,415	30,835	437,250
Depreciation	58,778	20,352	79,130
Disposals	–	–	–
Balance as at 30 June 2003	465,193	51,187	516,380
Net Book Value			
As at 30 June 2002	110,221	84,766	194,987
As at 30 June 2003	54,261	64,414	118,675

Aggregate depreciation and amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of exploration interests during the year;

	Consolidated		Company	
	2003 $	2002 $	2003 $	2002 $
Plant, equipment and vehicles	122,837	111,967	58,778	80,706
Leased equipment and vehicles	20,352	16,659	20,352	16,659
	143,189	128,626	79,130	97,365

		Consolidated		Company	
		2003	2002	2003	2002
		$	$	$	$
9	**EXPLORATION INTERESTS**				
	Tenement aquisition at cost				
	Balance as at the start of the financial year	684,689	859,177	684,689	859,177
	Additions	–	–	–	–
	Write offs	(38,242)	(174,488)	(38,242)	(174,488)
	Balance as at the end of the financial year	646,447	684,689	646,447	684,689
	Exploration expenditure at cost				
	Balance as at the start of the financial year	5,871,371	5,332,502	2,159,216	3,247,960
	Additions	2,426,915	2,495,717	350,977	868,104
	Write offs	(520,969)	(1,956,848)	(520,969)	(1,956,848)
	Balance as at the end of the financial year	7,777,317	5,871,371	1,989,224	2,159,216
	Total Exploration Interests	8,423,764	6,556,060	2,635,671	2,843,905

The ultimate recoupment of the value of assets is dependent upon their successful development and commercial exploitation, or alternatively their respective sale.

The Company's exploration properties may be subject to claims under Native Title or contain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements may be subject to exploration and/or mining restrictions.

10	**CURRENT PAYABLES**				
	Trade payables	224,897	237,128	153,630	200,391
11	**CURRENT INTEREST-BEARING LIABILITIES**				
	Secured:				
	Finance lease liability (i) [Note 18(b)]	17,388	16,038	17,388	16,038

(i) Secured by the assets leased, the current market value of which equals the value of the finance lease liability.

12	**CURRENT PROVISIONS**				
	Employee entitlements	42,513	66,656	42,513	66,656
13	**NON-CURRENT INTEREST BEARING LIABILITIES**				
	Secured:				
	Finance lease liability(i) [Note 18(b)]	52,559	69,946	52,559	69,946

(i) Secured by the assets leased, the current market value of which equals the value of the finance lease liability.

14	**CONTRIBUTED EQUITY**				
	107,000,000 fully paid ordinary shares (2002: 101,500,000)	25,006,945	24,621,945	25,006,945	24,621,945

14 CONTRIBUTED EQUITY *(cont.)*

Fully Paid Ordinary Share Capital	Consolidated 2003 No.	2003 $	2002 No.	2002 $
Balance at the start of the year	101,500,000	24,621,945	101,500,000	24,621,945
Shares issued	5,500,000	385,000	–	–
Balance at the end of the year	107,000,000	25,006,945	101,500,000	24,621,945

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Share Options

Employee Share Option Plan A

	2003 No.	2002 No.
Balance at the start of the year (i)	900,000	900,000
Granted during the year	–	–
Exercised during the year	–	–
Lapsed during the year (ii)	(900,000)	–
Balance at the end of the year (iii)	–	900,000

(i) Balance at the start of the year

	No.	Grant Date	Expiry Date	Exercise Price $
Issued 17 September 1999	900,000	17/09/99	31/12/02	0.25

Employee share options carry no rights to dividends and no voting rights.
In accordance with the terms of the employee share option plan, options issued during the year ended 30 June 2002 vest in the option holder at the date of their issue.
In accordance with the terms of the employee share option plan, options may be exercised at any time from the date of their issue to the date of their expiry.

(ii) Lapsed during the year

	2003 No.	2002 No.
Issued 17 September 1999	900,000	–

(iii) Balance at the end of the year
All options under this plan have now lapsed. Consequently this plan has terminated.

Employee Share Option Plan B

	2003 No.	2002 No.
Balance at the start of the year (i)	4,100,000	4,100,000
Granted during the year	–	–
Exercised during the year	–	–
Lapsed during the year (ii)	(200,000)	–
Balance at the end of the year (iii)	3,900,000	4,100,000

(i) Balance at the start of the year

	No.	Grant Date	Expiry Date	Exercise Price $
Issued 21 November 2000	200,000	21/11/00	31/12/02	0.25
Issued 21 November 2000	2,250,000	21/11/00	31/12/05	0.25
Issued 6 December 2001	1,350,000	06/12/01	31/12/06	0.25
Issued 20 June 2002	300,000	20/06/02	31/12/07	0.25
	4,100,000			

14 CONTRIBUTED EQUITY *(cont.)*

Employee share options carry no rights to dividends and no voting rights.
In accordance with the terms of the employee share option plan, options issued during the year ended 30 June 2002 vest in the option holder at the date of their issue.
In accordance with the terms of the employee share option plan, options may be exercised at any time from the date of their issue to the date of their expiry.

(ii) Lapsed during the year

	2003	2002
	No.	No.
Issued 21 November 2000	200,000	–

(iii) Balance at the start of the year

2003	No.	Grant Date	Expiry Date	Exercise Price
				$
Issued 21 November 2000	2,250,000	21/11/00	31/12/05	0.25
Issued 6 December 2001	1,350,000	06/12/01	31/12/06	0.25
Issued 20 June 2002	300,000	20/06/02	31/12/07	0.25
	3,900,000			

2002	No.	Grant Date	Expiry Date	Exercise Price
Issued 21 November 2000	200,000	21/11/00	31/12/02	0.25
Issued 21 November 2000	2,250,000	21/11/00	31/12/05	0.25
Issued 6 December 2001	1,350,000	06/12/01	31/12/06	0.25
Issued 20 June 2002	300,000	20/06/02	31/12/07	0.25
	4,100,000			

Employee share options carry no rights to dividends and no voting rights.
In accordance with the terms of the employee share option plan, options issued during the year ended 30 June 2002 vest in the option holder at the date of their issue.
In accordance with the terms of the employee share option plan, options may be exercised at any time from the date of their issue to the date of their expiry.

Consideration received on the exercise of employee share options is recognised in contributed equity.

	Consolidated		Company	
	2003	2002	2003	2002
	$	$	$	$
15 RESERVES				
Asset realisation reserve	109,972	109,972	109,972	109,972

This reserve represents realised benefits transferred from the asset revaluation reserve.

16 ACCUMULATED LOSSES

Balance at start of financial year	(15,330,001)	(12,410,286)	(15,274,010)	(12,407,884)
Net loss	(1,132,140)	(2,919,715)	(1,106,786)	(2,866,126)
Balance at end of financial year	(16,462,141)	(15,330,001)	(16,380,796)	(15,274,010)

17 EARNINGS PER SHARE	Consolidated 2003 Cents per share	2002 Cents per share
Basic earnings per share	(1.10)	(2.88)

There are no dilutive potential ordinary shares.
The potential ordinary shares from 3,900,000 employee share options are not considered dilutive and therefore have not been used in the calculation of dilutive earnings per share.

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

EARNINGS PER SHARE	2003 $	2002 $
Net Loss	(1,132,140)	(2,919,715)
Earnings used in calculation of basic EPS	(1,132,140)	(2,919,715)

	2003 No.	2002 No.
Weighted average number of ordinary shares	102,645,205	101,500,000

18 COMMITMENTS

(a) Exploration

Australia

The Company together with its joint venture partners has minimum annual expenditure commitments, as required by the Mining Act, in order to maintain title to the various mining leases, prospecting licences and exploration licences which are held in Australia. The current level of commitment which is expected to be fulfilled in the normal course of operations, if no exemptions are applied for, amounts to $1,010,000. Of this $140,000 will, subject to dilution, be met by Newmont Gold Exploration Pty Ltd (formerly Normandy Gold Exploration Pty Ltd) as part of its commitment under the Isdell Joint Venture [Note 24(a)]. In the previous year exemptions of $540,000 of this commitment were applied for, $400,000 of which has so far been granted.

The Company's exploration properties may be subject to claims under Native Title or contain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements may be subject to exploration and/or mining restrictions.

Namibia

The Company has minimum annual expenditure commitments totalling A$973,000 as required by the Mining Act, in order to maintain title to the various prospecting licences which are held in Namibia. As at 30 June 2003 the Company had, since project commencement, exceeded its cumulative annual expenditure commitments by in excess of A$3 million.

No estimate has been given of expenditure commitments beyond one year as this is dependent on the Directors ongoing assessment of operations and in certain instances on Native Title negotiations.

(b) Capitalised Finance Leases

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The present value of the remaining lease payments at 30 June 2003 is as follows:

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
18 COMMITMENTS *(cont.)*				
(b) Capitalised Finance Leases *(cont.)*				
Lease commitments				
(i) no later than 1 year	22,357	22,357	22,357	22,357
(ii) later than 1 year and not later than 5 years	56,866	79,222	56,866	79,222
Minimum lease payments	79,223	101,579	79,223	101,579
Deduct future finance charges	9,276	15,595	9,276	15,595
Present value of minimum lease payments	69,947	85,984	69,947	85,984
Included in the financial statements as:				
Current interest bearing liabilities [Note 11]	17,388	16,038	17,388	16,038
Non-current interest bearing liabilities [Note 13]	52,559	69,946	52,559	69,946
	69,947	85,984	69,947	85,984

The above finance lease commitments relate to various items of equipment and motor vehicles. The annual lease commitments are fixed and there are no contingent rental payments. The leased assets can be purchased for the amount of the outstanding liability.

(c) Operating lease commitments

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
(i) no later than 1 year	47,524	47,088	47,524	47,088
(ii) later than 1 year and not later than 5 years	47,960	99,408	47,960	99,408
	95,484	146,496	95,484	146,496

The above operating lease commitment is for the lease of the Company premises. The annual lease commitments are fixed and there are no contingent rental payments. The lease agreement contains an option to renew the lease for 5 years.

19 REMUNERATION OF DIRECTORS

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Aggregate remuneration of directors of the Company:			407,003	404,834
Aggregate remuneration of directors of the Consolidated Entity:	407,003	404,834		

The number of directors of the Company whose remuneration was within the following bands

$	$	No.	No.
20,000	29,999	2	2
150,000	159,999	1	1
200,000	209,999	1	1

20 EXECUTIVES' REMUNERATION

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Aggregate remuneration of executive officers of the Company receiving $100,000 or more:			367,003	364,834
Aggregate remuneration of executive officers of the Consolidated Entity receiving $100,000 or more:	367,003	364,834		

The number of executive officers of the Company whose remuneration was within the following bands

$	$	No.	No.	No.	No.
150,000	159,999	1	1	1	1
200,000	209,999	1	1	1	1

Executives disclosed herein are also directors of the Company and disclosed in Note 19 above.

	Consolidated		Company	
	2003	2002	2003	2002
	$	$	$	$
21 REMUNERATION OF AUDITORS				
(a) Auditor of the Parent Entity				
Auditing of the financial report	19,000	17,850	19,000	17,850
Other services	3,320	10,450	3,320	10,450
	22,320	28,300	22,320	28,300
(b) Related practice of the Parent Entity Auditor				
Other services	12,858	9,411	–	–
	35,178	37,711	22,320	28,300

22 SEGMENT INFORMATION

The Company operates both in Australia and Namibia in the area of mineral exploration.In Australia the exploration focus is on gold and basemetals. In Namibia the exploration focus is on diamonds and basemetals.

Geographical Segments

	Australia 2003 $	Australia 2002 $	Namibia 2003 $	Namibia 2002 $	Consol'd 2003 $	Consol'd 2002 $
Revenue						
External sales	–	–	–	–	–	–
Inter-segment sales	–	–	–	–	–	–
Total segment revenue	–	–	–	–	–	–
Unallocated corporate revenue					307,997	197,453
Consolidated total revenue					307,997	197,453
Results						
Segment result	(310,920)	(2,131,336)	–	–	(310,920)	(2,131,336)
Unallocated corporate revenue					307,997	197,453
Unallocated corporate expenses					(1,129,217)	(985,832)
Loss/result from ordinary activities before income tax expense					(1,132,140)	(2,919,715)
Income tax expense					–	–
Loss/result from ordinary activities after income tax expense					(1,132,140)	(2,919,715)
Extraordinary items						–
Net loss					(1,132,140)	(2,919,715)
Segment Assets	8,624,265	3,797,488	5,902,320	3,994,123	14,526,585	7,791,611
Unallocated corporate assets					369,738	3,084,417
Eliminations					(5,904,190)	(1,084,344)
Consolidated total assets					8,992,133	9,791,684
Segment Liabilities	156,483	241,636	6,029,355	1,121,031	6,185,838	1,362,667
Unallocated corporate liabilities					109,607	111,420
Eliminations					(5,958,088)	(1,084,319)
Consolidated total liabilities					337,357	389,768

22 SEGMENT INFORMATION *(cont.)*

	Australia 2003 $	Australia 2002 $	Namibia 2003 $	Namibia 2002 $	Consol'd 2003 $	Consol'd 2002 $
Acquisition of plant and equipment and exploration expenditure	338,024	905,000	2,080,215	1,757,293	2,418,239	2,662,293
Unallocated corporate					15,771	2,639
Consolidated total					2,434,010	2,664,932
Depreciation/amortisation included in segment result	–	–	–	–	–	–
Unallocated corporate					41,585	37,988
Consolidated total					41,585	37,988
Non cash expenses other than *depreciation/amortisation*	–	–	–	–	–	–
Unallocated corporate					12,008	19,831
Consolidated total					12,008	19,831

23 RELATED PARTY TRANSACTIONS

Related Directorships

The Company has a joint venture with Kimberlite Resources Pty Ltd in respect of its diamond exploration project at Tsumkwe in Namibia. Mr Godfrey Taylor is a shareholder and director of both the Company and Kimberlite Resources Pty Ltd.

Dealing in Shares by Directors	2003 No. Shares	2002 No. Shares
Ordinary shares in the Company held by existing directors and/or their associates at 30 June.	17,556,815	17,013,705
Ordinary shares in the Company acquired by existing directors and/or their associates at market rates during the year.	543,110	1,759,306
Ordinary shares in the Company disposed of by existing directors and/or their associates at market rates during the year.	200,000	–

24 JOINT VENTURES

The Company has an interest in the following joint ventures as at the 30 June 2003:

(a) A joint venture, known as the Isdell JV with Newmont Gold Exploration Pty Ltd (formerly Normandy Gold Exploration Pty Ltd), in respect of gold and basemetal exploration in the Telfer region, where Mount Burgess Mining N.L holds 62% and Newmont Gold Exploration Pty Ltd holds 38%.

(b) A joint venture, known as the Tsumkwe Joint Venture, with Kimberlite Resources Pty Ltd, for the exploration and development of mines on Exclusive Prospecting Licences 2012, 2014, 2817, 2818, 2819, 3019 and 3020 in Namibia, where Mount Burgess Mining N.L. holds 90% and Kimberlite Resources Pty Ltd 10%.

(c) A joint venture, known as the Perrinvale Joint Venture, with Heron Resources Limited, for the exploration of gold and base metals in the Illaara greenstone belt, where Mount Burgess Mining N.L. has the right to earn 70% in the project upon the expenditure of $500,000 within three years with a right to withdraw after the first years expenditure of $100,000. As at 30 June 2003 the Company had spent $286,278 on the project.

24 JOINT VENTURES *(cont.)*

The capital commitments arising from the Company's interests in joint venture operations are disclosed in Note 18.

The following amounts represent the consolidated entity's interest in assets employed in the above joint ventures. The amounts are included in the financial statements under their respective asset categories.

	Consolidated	
	2003	2002
	$	$
Current Assets		
Cash assets	36,851	60,941
Receivables	33,901	87,789
Other	–	927
Total Current Assets	70,752	149,657
Non Current Assets		
Exploration interests	6,439,764	4,208,245
Plant and equipment	157,849	248,025
Total Non Current Assets	6,597,613	4,456,270
Total Assets	6,668,365	4,605,927

25 ECONOMIC DEPENDENCY

The Company is not economically dependent on any other company for the derivation of revenues.

26 SUPERANNUATION COMMITMENT

The Company has ensured that the minimum superannuation levy was contributed to a complying fund on behalf of all its employees.

27 SUBSEQUENT EVENTS

On 31 July 2003, the Company completed a placement of 5,000,000 fully paid ordinary shares to raise $400,000. The placement was at an issue price of $0.08 per share. The financial effect of the above transaction has not been brought to account at 30 June 2003.

Since 30 June 2003, the Company has sold investments realising $123,500 to give a gain on sale of $111,150. These sales have decreased the carrying value of investments by $12,350. The financial effect of the above transaction has not been brought to account at 30 June 2003.

28 NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Consolidated		Company	
	2003	2002	2003	2002
	$	$	$	$
Cash balance comprises:				
Cash assets	360,993	2,803,527	324,142	2,742,585
Cash balance as per Statement of Cash Flows	360,993	2,803,527	324,142	2,742,585

28 NOTES TO THE STATEMENT OF CASH FLOWS *(cont.)*

(b) **Reconciliation of (Loss) from Ordinary Activities after Income Tax to the Net Cash Flows from Operating Activities:**

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Operating (Loss) after income tax	(1,132,140)	(2,919,715)	(1,106,786)	(2,866,126)
Depreciation	22,929	30,090	22,929	30,090
Amortisation	18,656	7,898	18,656	7,898
Write off of exploration and development expenditure	559,211	2,131,336	559,211	2,131,336
Profit on sale of investments	(220,050)	–	(220,050)	–
Net exchange differences	(803)	3,084	(803)	–
Changes in operating assets and liabilities				
Decrease in trade receivables	2,479	14,553	771	33,186
Increase in trade payables	19,974	10,419	22,062	6,503
Decrease in provision for employee entitlements	(24,143)	(3,212)	(24,143)	(3,212)
Net cash flows from operations	(753,887)	(725,547)	(728,153)	(660,325)

(c) **Financing Facilities**

As at 30 June 2003 the Company had a Visa Card credit facility to the value of $65,000 (2002: $65,000) and payroll facility to the value of $56,000 (2002: $56,000). At balance date the total amount unused was $113,000 (2002: $121,000).

(d) **Non-Cash Financing and Investing Activities**

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Acquisition of motor vehicle by means of lease finance	–	43,718	–	43,718

None of the above are reflected in the Statement of Cash Flows.

29 FINANCIAL INSTRUMENTS

Significant Accounting Policies

(i) Details of significant accounting policies and methods adopted including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements. No financial derivative instruments were in place at year end.

(ii) **Interest Rate Risk**
The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2003.

	Average Interest Rate %	Variable Interest Rate %	Fixed Interest Rate Maturity: Less than 1 year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
2003							
Financial Assets							
Cash assets	4.43	–	270,326	–	–	90,667	360,993
Shares	-	–	–	–	–	15,550	15,550
Trade receivables	–	–	–	–	–	37,909	37,909
			270,326	–	–	144,126	414,452
Financial Liabilities							
Trade payables	–	–	–	–	–	224,897	224,897
Finance lease liabilities	8.11	–	17,388	52,559	–	–	69,947
Employee entitlements	–	–	–	–	–	42,513	42,513
			17,388	52,559	–	267,410	337,357

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2002.

	Average Interest Rate %	Variable Interest Rate %	Fixed Interest Rate Maturity Less than 1 year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
2002							
Financial Assets							
Cash assets	4.57	–	2,740,031	–	–	63,496	2,803,527
Shares	–	–	–	–	–	40,000	40,000
Trade receivables	–	–	–	–	–	101,159	101,159
			2,740,031	–	-	204,655	2,944,686
Financial Liabilities							
Trade payables	–	–	–	–	–	237,128	237,128
Finance lease liabilities	8.11	–	16,038	69,946	–	–	85,984
Employee entitlements	–	–	–	–	–	66,656	66,656
			16,038	69,946	–	303,784	389,768

(iii) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company measures credit risk on a fair value basis. The Company does not have any significant credit risk exposure to a single counterparty or any group of counterparties having similar characteristics. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(iv) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements, except for investments which have been based on written down value.

30 CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Ownership Interest (%)
Parent Entity		
Mount Burgess Mining N.L.	Australia	
Controlled Entity		
MTB (Namibia) (Proprietary) Ltd	Namibia	100%

31 NON-HEDGED FOREIGN CURRENCY BALANCES

The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:

	Consolidated 2003 $	Consolidated 2002 $	Company 2003 $	Company 2002 $
Namibian Dollars				
Payables				
Current	71,292	36,737	–	–
Receivables				
Current	33,901	87,789	–	–
Cash assets	36,851	60,941	–	–
	70,752	148,730	–	–

32 ADDITIONAL COMPANY INFORMATION

	Consolidated No.	Consolidated No.	Company No.	Company No.
Number of employees at the end of the year	41	35	8	9

Directors' Declaration

The Directors declare that:

(a) The attached financial statements and notes thereto comply with Accounting Standards;

(b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the Company and the Consolidated Entity;

(c) In the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

(d) In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Directors

N R Forrester
CHAIRMAN and MANAGING DIRECTOR

Signed at Perth this 2nd day of September 2003 in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the directors' declaration for both Mount Burgess Mining N.L. (the company) and the consolidated entity, for the financial year ended 30 June 2003 as set out on pages 15 to 33. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year. The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors. While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the financial report of Mount Burgess Mining N.L. is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

G K McHarrie
Partner
Chartered Accountants
Signed at Perth this 2nd day of September 2003.

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' scheme under the Professional Standards Act 1994 (NSW).

ADDITIONAL INFORMATION INCLUDED IN ACCORDANCE WITH THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE LIMITED

The information set out below was applicable as at 14 August 2003.

1. Distribution of Equity Securities and Voting Rights:

(a) Distribution of Shareholders of Ordinary shares:-

	No. of Holders
1 – 1,000	202
1,001 – 5,000	574
5,001 – 10,000	380
10,001 – 100,000	751
100,000 and over	114
Total No. of Shareholders	2,021

(b) Each shareholder entitled to vote may vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a shareholder or a proxy, attorney or representative of a shareholder has one vote. On a poll, every person present who is a shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share.

(c) There existed 906 shareholders who held less than a marketable parcel of shares.

2. Substantial Shareholders

The Company had one substantial shareholder as follows:-
N R Forrester (with associates) 11,813,346 shares

3. Top Twenty Shareholders

Shareholder Name	Units Held	Percentage of Issued Capital
Citicorp Nominees Limited	26,190,310	23.38
Mr Nigel Raymond Forrester	7,430,576	6.63
J P Morgan Nominees Australia Ltd	5,146,200	4.59
Beta Management Services (S/F Account)	2,500,000	2.23
ANZ Nominees Australia Ltd	2,052,232	1.83
Commonwealth Custodial Services Ltd	1,700,000	1.51
Bow Lane Nominees	1,613,150	1.44
Mr Godfrey Taylor	1,563,312	1.39
Mr Oliver Messenger (Messenger Family Account)	1,518,500	1.36
National Nominees Limited	1,216,860	1.09
Platinum Broking Company Ltd	1,160,000	1.04
Jennifer Lilian O'Regan	1,136,800	1.02
Strata Drilling WA Pty Ltd	1,100,000	0.98
Ronald William O'Regan	1,013,200	0.90
Salto Pty Ltd	1,000,000	0.89
Yandal Investments Pty Ltd	1,000,000	0.89
Zero Nominees Pty Ltd	1,000,000	0.89
Hadden Hall Pty Ltd	875,157	0.78
Mr William Brooks (Brooks Superannuation Account)	823,535	0.73
Jindabyne Pty Ltd	743,550	0.66
	60,783,382	54.23

4. Contingent Liabilities in relation to Termination Benefits

There are no service agreements with any directors or officers of the Company.

Details of Company's Mineral Tenements

as at 15 August 2003

Tenement No.		% Equity
Telfer		
E45/854		100
E45/1218		100
E45/1393		100
E45/1946	Under Application	100
E45/2202		100
E45/2243		100
E45/2302		100
E45/2317	Under Application	100
M45/527		100
M45/528		100
M45/542		62
M45/543		62
M45/544		62
M45/550		100
M45/551		62
M45/659		100
M45/661		100
M45/662		100
M45/750	Under Application	100
M45/901	Under Application	100
M45/917	Under Application	100
M45/918	Under Application	100
M45/967	Under Application	100
M45/968	Under Application	100
M45/992	Under Application	100
P45/2458		100
P45/2460		100
Tabletop		
E45/1741	Under Application	100
E45/1742	Under Application	100
E45/1743	Under Application	100
E45/1744	Under Application	100
E45/1745	Under Application	100
E45/1746	Under Application	100

Tenement No.		% Equity
Duketon		
E38/1416	Under Application	100
E38/1417	Under Application	100
Gullewa		
E59/1017	Under Application	100
E59/1018		100
Mount Elvire		
E29/496	Under Application	100
E29/498		100
E30/256	Under Application	100
E30/258		100
E77/1044	Under Application	100
Perrinvale		
E29/434		Earning 70
E29/435		Earning 70
E30/455	Under Application	Earning 70
E30/203	Under Application	Earning 70
E30/226		Earning 70
E30/228		Earning 70
E30/254		Earning 70
NAMIBIA, Tsumkwe		
EPL 2012		90
EPL 2014		90
EPL 2817		90
EPL 2818		90
EPL 2819		90
EPL 3019		90
EPL 3020		90
EPL 3021		100
EPL 3022		100
Karas		
EPL 2927		100